Exhibit 11

AMSCAN HOLDINGS, INC.

RATIO OF EARNINGS TO FIXED CHARGES

	Four		Eight
	Months		Months
	Ended		Ended
	April 30,		December 31,		Years Ended December 31,
	2004		2004		2005		2006		2007

Earnings:
Income (loss) before taxes and minority interests	$(1,395)		$14,380		$17,221		$10,818		$32,953
Add: fixed charges	9,800		21,674		36,230		82,362		91,462
Deduct: interest capitalized

Earnings as adjusted:	$8,405		$36,054		$53,451		$93,180		$124,415

Computation of Fixed Charges:
Interest, expensed and capitalized	$8,494		$19,137		$31,989		$55,007		$54,900
Interest portion of rent expense	1,306		$2,537		4,241		27,355		36,562

Total Fixed Charges	$9,800		$21,674		$36,230		$82,362		$91,462

Ratio of earnings to fixed charges	0.9	x	1.7	x	1.5	x	1.1	x	1.4x

F-51